

June 25, 2010

Robert C. Ogden
Chief Financial Officer
Omni Bio Pharmaceutical, Inc.
5350 South Roslyn, Suite 400
Greenwood Village, CO 80111

Re: Omni Bio Pharmaceutical, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2009
Form 10-Q for the quarterly period ended December 31, 2009
File No. 0-52530

Dear Mr. Ogden:

       We have reviewed your May 26, 2010 response to our May 18, 2010 comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

       After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the quarterly period ended December 31, 2009

Note 5 – Commitments and Contingencies, page 18
Note 7 – Share-Based Compensation, page 21

1.   We acknowledge your response to our previous comment six. Please help us understand whether the shares underlying the warrants issued to officers, directors and consultants are "restricted shares" under the guidance of ASC 718-10-30-17 through 30-19 with the restriction impacting the estimate of the grant date fair value under ASC 718-10-30-10. In your response, please tell us whether the Rule 144 safe harbor that you assert is a restriction represents a governmental provision that prohibits the sale of the underlying common stock.

2.   We do not believe that the use of a potential stock sale in valuing warrants issued is appropriate. Please reconcile for us the substantial discounts from the price quotes on the

OTC BB to your deemed fair value for your warrant grants from July 7, 2009 through December 16, 2009.

You may contact Sasha Parikh, Staff Accountant, at 202-551-3627 or Mark Brunhofer, Review Accountant, at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley, Staff Attorney, at (202) 551-3383 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with any other questions. In this regard, do not hesitate to contact me at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant